EXHIBIT 99.1

Fury Appoints Isabelle Cadieux as Board Director

VANCOUVER, Canada – September 5, 2023 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that its Board of Directors has appointed Isabelle Cadieux as an Independent Director, effective immediately.

Ms. Cadieux, a professional geologist, brings more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director, Investment at SIDEX, a Québec institutional fund that finances exploration companies, including Fury, and continues to hold shares in Fury, where she served from 2001 until 2023. Her mineral exploration experience across Canada and abroad, includes positions with AGIP (1980-1983 in Saskatchewan), AREVA (1988-1992 in Québec, Ontario, and the Northwest Territories), and Channel Resources (1996-1999 in Burkina Faso) and covers a wide range of ore deposit types and mineral commodities, in particular gold, copper, and uranium. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa.

Ms. Cadieux acted as President of the Ordre des géologues du Québec (OGQ) in 2008, sat on the Board of Directors from 2005 to 2010, and was Director of the Canadian Council of Professional Geoscientists from 2007 to 2011 where she represented the OGQ. From 2011 to 2016, she was a member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship. Throughout her career, she has been involved in various sector-related organizations, among others the Québec Mineral Exploration Association (AEMQ), the Canadian Institute of Mines and Metallurgy (CIM), Minalliance and Mine d’Avenir.

“On behalf of the Board of Directors, I am delighted to welcome Isabelle to Fury. Her extensive experience in mineral exploration and financing, especially in Québec, will continue to strengthen our Board’s diversified skillset and Fury’s ability to continue to explore the significant discovery potential at our portfolio of Canadian projects,” commented Brian Christie, Chair of Fury.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.4%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com